Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in each Prospectus of Morgan Stanley Institutional Liquidity Funds and “Other Service Providers” and “Financial Statements” in the Morgan Stanley Institutional Liquidity Funds’ Statement of Additional Information in Post-Effective Amendment No. 6 to the Registration Statement (Form N-1A, No 333-104972) of Morgan Stanley Institutional Liquidity Funds.

We also consent to the incorporation by reference of our reports dated December 11, 2006 on the Money Market Portfolio, Prime Portfolio, Government Portfolio, Treasury Portfolio, and Tax-Exempt Portfolio (five of the portfolios comprising Morgan Stanley Institutional Liquidity Funds) included in the Annual Reports to Shareholders for the fiscal year ended October 31, 2006.

ERNST & YOUNG LLP

Boston, Massachusetts

February 23, 2007